ALLEGRA-D® 24 HOUR (fexofenadine HCl 180 mg/pseudoephedrine HCl 240 mg)
EXTENDED RELEASE TABLETS NOW AVAILABLE IN THE UNITED-STATES FOR SEASONAL ALLERGY SUFFERERS

Once daily formulation provides 24-hour relief of seasonal allergy symptoms with nasal congestion

Paris – July 27, 2005 – Sanofi-aventis announced today that Allegra-D® 24 Hour (fexofenadine HCl 180 mg/pseudophedrine HCl 240 mg) Extended-Release Tablets are now available in the United-States for the treatment of seasonal allergy symptoms with nasal congestion in adults and children 12 years of age and older. Allegra-D 24 Hour provides allergy patients with the power of once daily Allegra (fexofenadine HCl) 180 mg, combined with 24-hour relief from nasal congestion, in a convenient, once daily tablet. Allegra-D 24 Hour is an addition to the Allegra® family of non-sedating and non-impairing products available for the treatment of seasonal allergy symptoms.

More than 40 million adults and children in the United States suffer from seasonal allergies and associated symptoms, such as nasal congestion, watery eyes, runny nose, sneezing and itchy throat. Nine out of 10 allergy patients experience nasal congestion and consider it the most frustrating symptom. These symptoms are caused by the body’s reaction to allergens and typically occur in the spring and fall when large amounts of allergens, such as pollen, are in the air.

Allegra-D 24 Hour utilizes a controlled-release technology that provides a smooth delivery of pseudoephedrine over the entire dosing period, providing 24-hour nasal congestion relief in a convenient once-a-day dosage.

About Allegra Line of Products
Allegra offers an extensive family of products to provide patients with greater convenience and flexibility in treating their different seasonal allergy needs (Allegra 30 mg and 60 mg twice daily, Allegra 180 mg once daily, Allegra-D 12 Hour (fexofenadine HCl 60 mg/ pseudoephedrine HCl 120 mg) extended-release tablets [for twice daily dosing] and Allegra-D 24 Hour).

Please log on to www.allegra.com for product information.

About sanofi-aventis
Sanofi-aventis Group is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45                      US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com